

Lou Scerbo

Pharmacist

Indiana, Pennsylvania, United States · Contact info

102 connections

myEDmeds

Duquesne University

Experience

Founder/CEO
myEDmeds
Feb 2019 – Present · 2 yrs 9 mos
Indiana, PA United States

I operate my own retail pharmacy and I am also the Founder & CEO of myEDmeds.com

Pharmacist
Independent Pharmacy
Aug 1986 – Present · 35 yrs 3 mos

Education

Duquesne University
Bachelor of Science (BS), Pharmacy
1983 – 1986